UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from October 1, 2008 to December 31, 2008

COMMISSION FILE NUMBER:  0-4408

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Resource America, Inc. Investment Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Resource America, Inc.
One Crescent Drive, Suite 203
Navy Yard Corporate Center
Philadelphia, PA  19112

RESOURCE AMERICA, INC.
INVESTMENT SAVINGS PLAN

I N D E X

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2008 and September 30, 2008	4

Statement of Changes in Net Assets Available for Benefits for the three months ended October 1, 2008 to December 31, 2008	5

Notes to Financial Statements	6 − 14

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4a − Schedule of Delinquent Deposits of Participant Contributions for the three months ended December 31, 2008	16

Schedule H, Line 4i − Schedule of Assets (Held at End of Year) as of December 31, 2008	17

SIGNATURE	18

EXHIBIT 23.1 – Consent of Independent Registered Public Accounting Firm

Financial schedules not included are omitted because
of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Resource America, Inc. Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Resource America, Inc. Investment Savings Plan (the “Plan”) as of December 31, 2008 and September 30, 2008, and the related statement of changes in net assets available for benefits for the three months ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and September 30, 2008, and the changes in net assets available for benefits for the three months ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of delinquent deposits of participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Cleveland, Ohio
June 29, 2009

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	September 30,
	2008	2008
ASSETS
Investments, at fair value	$10,556,611	$16,045,198
Non-interest bearing cash	75,259	97,645
Receivables:
Participant contributions	154,663	11,420
Employer contributions	106,589	69,291
Other	501	18,573
	261,753	99,284
Total assets	10,893,623	16,242,127

LIABILITIES
Due to plan sponsor	(58,629)	−
Accrued liabilities	(20,795)	(6,354)
Total liabilities	(79,424)	(6,354)

Net assets reflecting investments at fair value	10,814,199	16,235,773
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	127,508	−
NET ASSETS AVAILABLE FOR BENEFITS	$10,941,707	$16,235,773

The accompanying notes to financial statements are an integral part of these statements.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2008

Contributions:
Employer	$176,311
Participants	556,210
Total contributions	732,521

Investment income (loss):
Interest and dividend income	153,726
Net depreciation in fair value of investments	(5,963,940)
Net investment loss	(5,810,214)

Benefits paid to participants	(200,496)
Plan expenses	(15,877)
NET DECREASE	(5,294,066)

Net assets available for benefits:
Beginning of period, October 1, 2008	16,235,773
End of period, December 31, 2008	$10,941,707

The accompanying notes to financial statements are an integral part of this statement.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE A - DESCRIPTION OF PLAN

The following brief description of the Resource America, Inc. Investment Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Resource America, Inc. (the “Company”), the Plan Sponsor, and its subsidiaries.  Employees become eligible to participate in the employee deferred portion of the Plan beginning on the first day of the month following their day of hire.  Employees with one year of service (1,000 hours) are eligible to receive Company matching and discretionary contributions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective October 10, 2008, the Plan adopted the Merrill Lynch Prototype Defined Contribution Plan and Trust, and Merrill Lynch became the new trustee.  Prior to October 10, 2008, AST Capital Trust was the Plan trustee.  The Plan also implemented certain other changes that became effective in October 2008.  These changes include:

•	The Plan changed its year-end from September 30 to December 31. As a result of this change, financial statements for the three months ended December 31, 2008 have been presented.

•	Participants may elect to have all or any portion of their salary deferral contributions treated as Roth 401(k) contributions.

•	Participants may elect to change deferral percentages on a bi-weekly basis.

•	Additional Plan provisions were modified to conform to the Merrill Lynch prototype plan, none of which were material to the current Plan design or operations.

•
All participant investments in mutual funds, except for PIMCO Total Return A Fund, were liquidated on October 17, 2008 and automatically invested in alternative, but similar mutual funds available on the Merrill Lynch platform on October 20, 2008.

•	The Plan transferred in-kind shares of the PIMCO Total Return A Fund, Resource America, Inc. common stock and Atlas America, Inc. common stock to Merrill Lynch, as trustee.

Contributions

Participants may elect to defer up to 100% of their pretax annual compensation, as defined in the Plan document and subject to annual limitations under the Internal Revenue Code (“IRC”).  Participants may elect to have all or any portion of their salary deferral contributions treated as Roth 401(k) contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also make a rollover contribution from other qualified plans or rollover IRAs.  Participants direct the investment of their contributions into various investment options offered by the Plan.  At December 31, 2008, the Plan’s investment options included 11 mutual funds, two collective trusts and Resource America, Inc. common stock.  The Plan does not permit participants to direct any portion of their contributions to Atlas common stock.  Participants have the option of either holding or selling all of their Atlas shares, but participants cannot sell less than all of their Atlas shares or acquire additional Atlas shares.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008

NOTE A - DESCRIPTION OF PLAN − (Continued)

Contributions – (Continued)

Each participant who has completed one year of service is eligible for a matching contribution from the Company equal to 50% of the participant’s elective deferrals, up to a maximum elective deferral of 10% of compensation as determined on an annual basis.  Each participant’s elective deferrals and matching contributions are invested as directed by the participant.  In addition to matching contributions, the Company may make discretionary contributions as determined by the Company’s board of directors.  The Company did not make any discretionary contributions for the three months ended December 31, 2008.  Contributions are subject to certain IRC limitations.

Participant Accounts

Each participant's account is credited with the participant’s contributions, rollover contributions, the Company’s matching contributions, an allocation of the Company’s discretionary contribution (if any), and actual investment earnings or losses.  Company discretionary contributions are allocated based on a participant’s compensation as defined in the Plan document.  The benefit to which a participant is entitled is the vested portion of the participants account.

Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon.  Vesting in the Company’s matching and discretionary contribution portions of their accounts is based on years of continuing service.  A participant vests at the rate of 20% per year such that a participant is 100% vested after five years of credited service.  Employer contributions are fully vested upon death of the participant.

Forfeitures

Forfeited amounts, if any, and earnings thereon, are available to reduce future employer contributions and to pay plan expenses.  Forfeitures of $5,909 occurred during the three months ended December 31, 2008.  No plan expenses or employer contributions were paid from the forfeiture account during the three months ended December 31, 2008.  As of December 31, 2008 and September 30, 2008, there were accumulated forfeitures of $4,489 and $7, respectively, available to reduce future employer contributions and to pay plan expenses.

Payment of Benefits

Participants generally receive the value of the vested interest in their account as a lump sum distribution upon reaching the normal retirement age of 65.  There are additional provisions for participants who work beyond normal retirement age or who terminate employment prior to reaching normal retirement age.

Participant Loans

The Plan allows participants to borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  Outstanding participant loans were $176,160 and $175,399 at December 31, 2008 and September 30, 2008, respectively.  Participants may elect a repayment term of up to 60 months with longer terms available when the loan is used for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the most recent quarter end plus 1% at the time the loan is made.  Interest rates on outstanding loans ranged from 6% to 9.25% at December 31, 2008 and September 30, 2008.  Principal and interest is primarily paid ratably through bi-weekly payroll deductions.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008

NOTE A - DESCRIPTION OF PLAN − (Continued)

Plan Administration

The Plan had administrative expenses of $15,877 for the three months ended December 31, 2008, none of which were paid from the Plan’s forfeiture account.  Certain administrative expenses were paid by the Company.  The Company has the option, but not the obligation, to pay such administrative expenses.  In addition, certain administrative functions were performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan nor is the Plan charged by the Company for these services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) as applied to defined contribution plans, and in accordance with the terms of the Plan Agreement.  A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of plan assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported increases and decreases of plan assets during the reporting period.  Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

The Plan follows the provisions of Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plan (“the FSP”).  In accordance with the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES − (Continued)

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  On October 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements (“SFAS 157”).  Refer to Note C for disclosures provided for fair value measurements of the Plan.

Net appreciation (depreciation) in fair value of investments represents all realized and unrealized gains and losses on investments.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when distributed.

NOTE C – FAIR VALUE MEASUREMENTS

As of October 1, 2008, the Plan adopted SFAS 157, which established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 − Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 − Unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and that are, consequently, not based on market activity, but upon particular valuation techniques.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and September 30, 2008.

Common stock

Common stock is valued at quoted market prices on a recognized securities exchange.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008

NOTE C – FAIR VALUE MEASUREMENTS – (Continued)

Mutual funds

Mutual funds are valued at quoted market prices and represent the net asset value of shares held by the Plan.

Participant loans

Participant loans are valued at amortized cost, which approximates fair value.

Collective trusts

Collective trust funds are comprised of a non benefit-responsive investment fund and a fully benefit-responsive investment fund.  Investment in the non-benefit responsive investment fund is valued at the net asset value of the units held by the Plan which is based on quoted market prices of the underlying securities of the fund.

The fully benefit-responsive investment fund, the Merrill Lynch Retirement Preservation Trust (“RPT”), invests primarily in synthetic guaranteed investment contracts (“SICs”) and money market funds.  Money market funds are valued at amortized cost.  SICs are a combination of a portfolio of underlying securities plus a wrapper contract issued by a financially responsible third party.  The fair value of the underlying securities is based on available bid prices or market quotations provided by dealers and pricing services.  In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrixes, market transactions in comparable investments, various relationships observed in the market between investments and calculated yield measures based on valuation technology commonly employed in the market for such investments, and estimated cash flows.  The wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the wrap fees based on the actual fees at the beginning of the year.  The fair value of the RPT is then adjusted to contract value (cost plus accrued interest) in the Statement of Net Assets in accordance with the FSP.

Certain events or conditions could potentially limit the ability of the RPT to transact at contract value.  Examples of such events or conditions include, but are not limited to, partial or complete legal termination of the RPT or the Plan, tax disqualification of the RPT or the Plan, withdrawal of the Plan Sponsor, and certain RPT amendments if issuers’ consent is not obtained.  The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Level 1	Level 2		Level 3		Total
Assets:
Common stocks	$3,494,061	$	−	$	−	$3,494,061
Mutual funds	5,321,606		−		−	5,321,606
Collective trusts	−		774,985		789,799	1,564,784
Participant loans	−		−		176,160	176,160
Total assets at fair value	$8,815,667		$774,985		$965,959	$10,556,611

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008

NOTE C – FAIR VALUE MEASUREMENTS – (Continued)

The following table sets forth a summary of changes in fair value of the Plan’s Level 3 investments for the three months ended December 31, 2008:

	Participant Loans	Collective trusts
Beginning balance, October 1, 2008	$175,399	$	−
Purchases, sales, issuances, and settlements, net	761		917,307
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	−		(127,508)
Ending balance, December 31, 2008	$176,160		$789,799

NOTE D - INVESTMENTS

The following table presents information related to the Plan’s investments at December 31, 2008 and September 30, 2008.  Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31,	September 30,
	2008	2008
Collective Trusts:
Merrill Lynch Retirement Preservation Trust – (contract
value of $917,307)	$789,799	$ −
Merrill Lynch Equity Index Trust	774,985	−
	1,564,784	−
Mutual Funds:
Mainstay Large Cap Growth Fund A	1,088,772	−
Hartford Capital Appreciation Fund, R4	998,253	−
Eaton Vance Large Capital Value Fund, Class A	668,145	−
Vanguard Index Trust S&P 500 Fund	−	975,550
Other	2,566,436	6,407,579
	5,321,606	7,383,129
Common Stocks:
Atlas America, Inc. – 156,815 and 156,560 shares	2,328,703	5,340,273
Resource America, Inc. – 291,339 and 236,028 shares	1,165,358	2,242,272
	3,494,061	7,582,545

Participant Loans	176,160	175,399

Money Market Funds:
Vanguard Prime Money Market Fund	−	816,011
Other	−	88,114
	−	904,125
Total investments, at fair value	$10,556,611	$16,045,198

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008

NOTE D – INVESTMENTS – (Continued)

During the three months ended December 31, 2008, the Plan’s investments depreciated in fair value as follows:

Mutual Funds	$1,613,050
Common Stocks:
Resource America, Inc.	1,295,283
Atlas America, Inc.	3,019,218
Collective Trusts	36,389
Net depreciation	$5,963,940

NOTE E – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in shares of common stock of Resource America, Inc., the Plan sponsor.  The Plan held 291,339 and 236,028 shares of Resource America, Inc. common stock at December 31, 2008 and September 30, 2008, respectively.  During the three months ended December 31, 2008, Resource America, Inc. common stock held by the Plan depreciated in value by $1,295,283.

The Company advanced 30,000 shares of Resource America, Inc. common stock to the Plan in November 2008 in order to ease plan administration for Merrill Lynch related to processing Company stock elections by participants.  At December 31, 2008, the balance of the advance was $58,629 or the equivalent of 14,657 unallocated shares.

Certain Plan assets are invested in shares of common stock of Atlas America, Inc. (“Atlas”), an affiliate and former subsidiary of the Company.  The Plan held 156,815 and 156,560 shares of Atlas common stock at December 31, 2008 and September 30, 2008, respectively.  The Plan does not permit participants to direct any of their contributions to Atlas common stock.  Participants have the option of either holding or selling all of their Atlas shares, but participants cannot sell less than all of their Atlas stock shares or acquire additional Atlas shares.  During the three months ended December 31, 2008, Atlas common stock held by the Plan depreciated in value by $3,019,218.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries (see Note A).

The Company will pay lost earnings and applicable excise taxes related to delinquent participant contributions (see Note I).

NOTE F – TAX STATUS

The Internal Revenue Service (“IRS”) has issued an opinion letter dated March 31, 2008 stating that the prototype plan used by the Plan was designed in accordance with applicable sections of the IRS.  Although the Plan has been amended since the determination letter, the Plan administrator believes that the form of the Plan is designed with the applicable provisions of the IRC.  The Plan administrator is aware of certain operational errors which, if left uncorrected, could jeopardize the Plan’s qualified status; however, these issues are being addressed in accordance with published IRS guidance, and as a result, the Plan administrator believes that the Plan will remain qualified and no provision for income taxes is necessary.

NOTE G - PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan as necessary.  In the event of a Plan termination, participants would become 100% vested in Company contributions.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2008

NOTE H – RISKS AND UNCERTAINTIES

The Plan provides for participants to invest in various investment securities which are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.  As of December 31, 2008 and September 30, 2008, 11% and 14%, respectively, of the Plan’s assets were invested in the common stock of Resource America, Inc. (quoted market price of $4.00 and $9.50 per share, respectively).  At December 31, 2008 and September 30, 2008, 21% and 33%, respectively, of the Plan’s assets were invested in the common stock of Atlas America, Inc. (quoted market price of $14.85 and $34.11, per share, respectively).  As of June 22, 2009, the market price of Resource America, Inc. and Atlas America, Inc. common stocks were $5.50 and $15.75 per share, respectively.

NOTE I – PROHIBITED TRANSACTIONS

During the three months ended December 31, 2008, the Plan sponsor inadvertently failed to make deposits totaling $354,638 related to participant contributions within the timeframe required by the United States Department of Labor (“DOL”).  The DOL considers late deposits to be prohibited transactions.  The general rule for deposits of 401(k) withholding requires that the employer remit withheld employee 401(k) deferrals to the plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than fifteen business days after the end of the month in which the employee funds were withheld.  Management believes that assets can reasonably be segregated within 20 calendar days; therefore, any amount remitted after such number of days is considered late.  The Plan sponsor made deposits ranging from 21 to 55 calendar days after the date in which the contributions were withheld and intends to file a Form 5330 and pay any applicable excise tax.  The excise tax payments will be made from the Company’s assets and not from the assets of the Plan.  In addition, participant accounts will be credited with the amount of investment income which would have been earned had the participant funds been remitted within the DOL required timeframe.

NOTE J – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2008, the Plan had $7,957 payable to participants who had requested distributions or withdrawals which were approved for payment prior to December 31, 2008 but not paid until after that date.  As required, these amounts are recorded as liabilities as of December 31, 2008 on the Plan’s Form 5500, but not reflected as liabilities in the Plan financial statements.  The following is a reconciliation of net assets available for benefits per the financial statements to the amounts that will be reflected in the Plan’s Form 5500:

Net assets available for benefits per the financial statements	$10,941,707
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(127,508)
Amounts allocated to withdrawing participants	(7,957)
Net assets available for benefits per the Form 5500	$10,806,242

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2008

NOTE J – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 – (Continued)

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Plan’s Form 5500:

Net decrease in net assets available for benefits per the financial statements	$(5,294,066)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(127,508)
Amounts allocated to withdrawing participants	(7,957)
Net decrease in net assets available for benefits	$(5,429,531)

NOTE K – UNREGISTERED SHARES OF RESOURCE AMERICA, INC. COMMON STOCK

In March 2009, the Company learned that its previously filed Form S-8 registration statement (file no. 333-03077) did not register a sufficient number of securities to cover all of the shares issued by the Company under the Plan. Because the Company sponsors the Plan, it is required to register certain transactions in the Plan related to shares of Resource America, Inc. common stock.  The Company inadvertently failed to register transactions in the Plan relating to up to approximately 180,000 shares (the “Shares”) for the Plan.

In April 2009, the Company filed an S-8 registration statement (file no. 333-158557) to register future stock issuances to the Plan.  Nonetheless, the Company may be subject to civil and other penalties by regulatory authorities as a result of the failure to register these transactions.  The Company has implemented monitoring procedures to ensure that in the future it timely meets its registration obligations with respect to the Plan and other employee benefit plans.

The Company believes that historically it has always provided the employee-participants in the Plan with the same information they would have received had the registration statement been filed.  Original purchasers of the Shares may have rescission rights with respect to such Shares, which rights represent a contingent liability of the Company.  There has been no rescission of shares by any of the original purchasers as of June 29, 2009.

SUPPLEMENTAL SCHEDULES

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4a −
SCHEDULE OF DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS
For the three months ended December 31, 2008

Employer Identification Number:  72-0654146
Plan Number:  001

Participant contributions (including loan repayments of $7,623) of the current three months ended December 31, 2008 not deposited into the Plan within the time period described in 29CFR 2510.3-102	$354,638
Amount fully corrected under Department of Labor’s voluntary fiduciary Correction Program (“VFC Program”) and PTE 2002-51	−
Delinquent deposits of participant contributions and loan repayments constituting prohibited transactions	354,638
Delinquent deposits of prior year participant contributions and loan repayments not fully corrected until the current plan year (1)	390,380
Total delinquent deposits of participant contributions and loan repayments constituting prohibited transactions	$745,018

(1)
The Plan Sponsor remitted the participant contributions and loan repayments during the plan year ended September 30, 2008, however, lost earnings had not been remitted as of December 31, 2008, and thus the delinquent deposits had not been fully corrected.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4i −
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Employer Identification Number:  72-0654146
Plan Number:  001

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Resource America, Inc. (Nasdaq: REXI)	Common Stock, 291,339 Shares	$1,165,358
*	Atlas America, Inc. (Nasdaq: ATLS)	Common Stock, 156,815 Shares	2,328,703
	Mainstay Large Capital Growth Fund A	Mutual Fund	1,088,772
	Hartford Capital Appreciation Fund, R4	Mutual Fund	998,253
	Eaton Vance Large Capital Value Fund, Class A	Mutual Fund	668,145
	Allianz NFJ Small Capital Value Fund	Mutual Fund	473,397
	American Century Heritage Fund Advisor Fund	Mutual Fund	475,754
	American Century Government Bond Fund	Mutual Fund	504,547
	American Capital World Growth and Income Fund	Mutual Fund	476,684
	PIMCO Total Return A Fund	Mutual Fund	389,828
	Van Kampen Small Capital Growth Fund, A	Mutual Fund	191,594
	Thornburg International Value Fund, R4	Mutual Fund	29,391
	Columbia Mid Capital Value Fund, A	Mutual Fund	25,241
*	Merrill Lynch Retirement Preservation Trust	Collective Trust	789,799
*	Merrill Lynch Equity Index Trust	Collective Trust	774,985
*	Participant loans	6% - 9.25%	176,160
			$10,556,611

*       Represents a party-in-interest

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
June 29, 2009	By: /s/ Dean R. McQuirns
Dean R. McQuirns
Plan Administrator